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EXHIBIT 12.1

COMPUTATION OF RATIOS

	Six Months Ended June 30, 2001	Year Ended Dec. 31, 2000	Year Ended Dec. 31, 1999	From April 10 to Dec. 31, 1998
Pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	$3,143,066	$4,195,917	$4,786,478	$2,396,946
Fixed charges (interest expense)	12,349,898	30,103,076	18,465,529	4,619,500
Distributed income of equity investees	332,411	853,100	768,280	452,279

Earnings	$15,825,375	$35,152,093	$24,020,287	$7,468,725

Ratio of earnings to fixed charges and ratio of earnings to combined fixed charges and preferred dividends (A)	1.3	1.2	1.3	1.6

    (A)  As the Company has no preferred stock dividend requirements, the ratio of earnings to fixed charges and the ratio of earnings to combined fixed charges and preferred dividends are the same.

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COMPUTATION OF RATIOS